--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-4

                            ------------------------

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             WESTPOINT STEVENS INC.
                                (NAME OF ISSUER)
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   961238 102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                             CHRISTOPHER N. ZODROW
                          VICE PRESIDENT AND SECRETARY
                             WESTPOINT STEVENS INC.
                             507 WEST TENTH STREET
                           WEST POINT, GEORGIA 31833
                                 (706) 645-4000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                          Copies of Communications to:
                            HOWARD CHATZINOFF, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000

                            ------------------------

                                OCTOBER 29, 1999
                      (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

          Transaction Value:*                    Amount of Filing Fee:*
              $66,000,000                               $13,200

 * Based on $22.00 cash price per share for 3,000,000 shares.

/ / Check box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: None                                    Filing party: N/A
Form or registration no. N/A                                    Date filed: N/A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     (a) The name of the issuer is WestPoint Stevens Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 507 West Tenth Street, West Point, Georgia 31833.


     (b) This statement relates to a tender offer by the Company to purchase up to 3,000,000 shares of its Common Stock, par value $.01 per share ("Shares"), at prices specified by its shareholders, not greater than $22.00 nor less than $19.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 29, 1999, and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(l) and (a)(2), respectively. Reference is hereby made to the "Introduction," Section 1, "Number of Shares; Proration; Extension of the Offer," Section 8, "Background and Purpose of the Offer," and Section 12, "Transactions and Arrangements Concerning the Shares" of the Offer to Purchase, each of which is herein incorporated by reference.


     (c) Reference is hereby made to the "Introduction" and Section 7, "Price Range of Shares; Dividends," of the Offer to Purchase, each of which is herein incorporated by reference.

     (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) Reference is hereby made to Section 10, "Source and Amount of Funds," of the Offer to Purchase, which Section is herein incorporated by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     Reference is hereby made to the "Introduction," Section 6, "Certain Conditions of the Offer," Section 8, "Background and Purpose of the Offer,"
Section 9, "Certain Information Concerning the Company," Section 10, "Source and Amount of Funds," Section 12, "Transactions and Arrangements Concerning the Shares," and Section 14, "Effects of the Offer on the Market for Shares; Registration under the Exchange Act," of the Offer to Purchase, each of which is herein incorporated by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.


     Reference is hereby made to the "Introduction," Section 8, "Background and Purpose of the Offer" and Section 12, "Transactions and Arrangements Concerning the Shares," of the Offer to Purchase, each of which is herein incorporated by reference.


ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     Reference is hereby made to the "Introduction," Section 8, "Background and Purpose of the Offer," and Section 12, "Transactions and Arrangements Concerning the Shares," of the Offer to Purchase, each of which is herein incorporated by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Reference is hereby made to the "Introduction" and Section 16, "Fees and Expenses," of the Offer to Purchase, each of which is herein incorporated by reference.

ITEM 7. FINANCIAL INFORMATION.

     (a)-(b) Reference is hereby made to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999, the Company's Report on Form 8-K filed with the Commission on October 27, 1999 and to the information in Section 9, "Certain Information Concerning the Company," of the Offer to Purchase, which information is herein incorporated by reference.

ITEM 8. ADDITIONAL INFORMATION.

     (a) Reference is hereby made to Section 12, "Transactions and Arrangements Concerning the Shares," of the Offer to Purchase, which Section is herein incorporated by reference.

     (b) Reference is hereby made to Section 13, "Certain Legal Matters; Regulatory Approvals," of the Offer to Purchase, which Section is herein incorporated by reference.

     (c) Reference is hereby made to Section 14, "Effects of the Offer on the Market for Shares; Registration under the Exchange Act," of the Offer to Purchase, which Section is herein incorporated by reference.

     (d) None.

     (e) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and are herein incorporated by reference in their entirety.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


    (a)(1)    Offer to Purchase, dated October 29, 1999.

    (a)(2)    Letter of Transmittal.

    (a)(3)    Notice of Guaranteed Delivery.

    (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(6)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7)    Letter to the Company's Shareholders from the Chairman of the Board of the Company.

    (a)(8)    Text of Press Release, dated October 27, 1999.

    (a)(9)    Text of Press Release, dated October 29, 1999.

    (a)(10)   Form of Summary Advertisement.

    (b)       Second Amended and Restated Credit Agreement, dated as of June 9, 1998, as amended, among the
              Company, WestPoint Stevens (Europe) Limited, Nationsbank, N.A., as agent and the other financial institutions party thereto, incorporated by reference to Exhibit 10.59 of the Company's Registration
              Statement on Form S-4 (Reg No. 333-59817), filed with the Commission on July 24, 1998.

    (c)       None.

    (d)       None.

    (e)       Not applicable.

    (f)       None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          WESTPOINT STEVENS INC.


                                          By:  /s/ CHRISTOPHER N. ZODROW
                                             ----------------------------------
                                                   Christopher N. Zodrow
                                                Vice President and Secretary


Date: October 29, 1999